

Mail Stop 3720

November 16, 2017

P. Gray Finney
Chief Legal Officer & Secretary
ADT, Inc.
1501 Yamato Road
Boca Raton, Florida 33431

      Re: **ADT, Inc.**
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted November 6, 2017
           CIK No. 0001703056

Dear Mr. Finney:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Our History and Transformation, page 4

1.   In your response letter, tell us how you calculated the financial metrics of gross customer revenue attrition of 16.5% and 14.3% for pre-acquisition legacy ADT for its fiscal year ended September 25, 2015 and for post-acquisition legacy ADT in the trailing twelve-month period ended June 30, 2017, respectively. In this regard, we note that ADT Corp. disclosed in its September 25, 2015 Form 10-K that its customer revenue attrition rate for the trailing 52 weeks was 12.2%. Also tell us how you calculated the Adjusted EBITDA margins for the pre-acquisition legacy ADT for the fiscal year ended September 25, 2015 and for the company in the trailing twelve-month period ended June 30, 2017. Explain

why you chose to compare the Adjusted EBITDA of the pre-acquisition legacy ADT to the post-acquisition combined company of Protection One, ASG and ADT.

Risk Factors, page 32

Our amended and restated certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities, page 60

2.   We note your response to our prior comment 7. To provide further context, please disclose the total number of directors on the board of directors and the current number of directors who are designees of Apollo and designees of the Co-Investor.

Financial Statements for the Six Months Ended June 30, 2017

3.   We note your disclosure on page 200 that an immediate family member of your CEO was granted options to acquire 5,555.56 shares of common stock in ADT Inc. on June 29, 2017. Please provide us with detailed information regarding all stock based compensation granted subsequent to year end.   If the grants are significant, please disclose this information in the notes to your financial statements and / or critical accounting estimates.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Tracey A. Zaccone
     Paul, Weiss, Rifkind, Wharton & Garrison LLP